UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934



                      APPLIED EXTRUSION TECHNOLOGIES, INC.

                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE

                         (Title of Class of Securities)

                                   038196101

                                 (CUSIP Number)

                                 Kevin S. Moore
                Senior Vice President and Chief Financial Officer
                             The Clark Estates, Inc.
                               Thirty-First Floor
                              One Rockefeller Plaza
                            New York, New York 10020
                            Tel. No.: (212) 269-1833

                                 With a copy to:

                             David W. Ambrosia, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1208

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                   May 28, 1998

                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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                                   SCHEDULE II


                      Transactions in Company Common Stock
                          Effected by Reporting Person
                             During Past Sixty Days


             Date         Transaction       Number of         Per Share
                          Type              Shares Purchased  Sale Price
             ----         -----------       ----------------  ----------
             05-28-98     Market Purchase      45,000           7.38640
             05-29-98     Market Purchase       2,500           7.18500
             06-01-98     Market Purchase       1,000           7.24570
             06-05-98     Market Purchase      21,300           7.24750